CHINA FORTUNE ACQUISITION CORP.
(a corporation in the development stage)

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Financial Statements
Balance Sheet	F-3
Statement of Operations	F-4
Statement of Shareholders’ Equity	F-5
Statement of Cash Flows	F-6
Notes to Financial Statements	F-7 - F-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
China Fortune Acquisition Corp.

We have audited the accompanying balance sheet of China Fortune Acquisition Corp. (a corporation in the development stage) as of July 23, 2007, and the related statements of operations, shareholders’ equity and cash flows for the period from August 18, 2006 (inception) to July 23, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Fortune Acquisition Corp. as of July 23, 2007, and the results of its operations and its cash flows for the period from August 18, 2006 (inception) to July 23, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY llp

New York, New York
July 26, 2007

CHINA FORTUNE ACQUISITION CORP.
(a corporation in the development stage)
BALANCE SHEET
July 23, 2007

ASSETS

CURRENT ASSETS
Cash	$1,678,133
Cash held in trust account	72,375,000
Other	100

Total current assets	74,053,233

Total assets	$74,053,233

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Note payable, related party	$125,000
Deferred underwriters fees and accrued offering costs	1,904,500

Total current liabilities	2,029,500

Ordinary shares, subject to possible conversion,
2,811,563 shares at conversion value	21,705,266

Total liabilities	23,734,766

SHAREHOLDERS' EQUITY
Preferred shares, $.0001 par value
Authorized 1,000,000 shares; none issued	-
Ordinary shares, $.0001 par value
Authorized 25,000,000 shares
Issued and outstanding 11,978,750 shares	1,197
Additional paid-in capital	30,322,283
Deficit accumulated during the development stage	(5,012)

Total shareholders’ equity	50,318,467

Total liabilities and shareholders’ equity	$74,053,233

CHINA FORTUNE ACQUISITION CORP.
(a corporation in the development stage)
STATEMENT OF OPERATIONS
For the Period August 18, 2006 (Inception) to July 23, 2007

Formation costs	$2,688
Operating expenses	2,324

Operating loss	(5,012)

Provision for income taxes	-

Net loss	$(5,012)

Weighted average shares outstanding	2,358,103

Basic and diluted net loss per share	$(0.00)

CHINA FORTUNE ACQUISITION CORP.
(a corporation in the development stage)
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Period August 18, 2006 (Inception) to July 23, 2007

				Deficit
				Accumulated
			Additional	During the
	Ordinary Shares		Paid-in	Development	Shareholders’
	Shares	Amount	Capital	Stage	Equity

Common shares issued August 18, 2006 at
$.0001 per share	2,343,750	$234	$24,766	$-	$25,000

Sale of 9,375,000 units, net of underwriters
discount and offering expense (includes
2,811,563 shares subject to possible
redemption)	9,375,000	938	70,002,708	-	70,003,645

Proceeds subject to possible conversion of
2,811,563 shares	-	-	(21,705,266)	-	(21,705,266)

Issuance of underwriter
purchase option	-	-	100	-	100

Private placement of insider
units	250,000	25	1,999,975	-	2,000,000

Net loss for the period	-	-	-	(5,012)	(5,012)

Balance at July 23, 2007	11,968,750	$1,197	$50,322,283	$(5,012)	$50,318,467

CHINA FORTUNE ACQUISITION CORP.
(a corporation in the development stage)
STATEMENT OF CASH FLOWS
For the Period August 18, 2006 (Inception) to July 23, 2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(5,012)

Net cash used in operating activities	(5,012)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash held in trust account	(72,375,000)

Net cash used in investing activities	(72,375,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of ordinary shares to founding shareholders	25,000
Proceeds from notes payable, related party	125,000
Gross proceeds from initial public offering	75,000,000
Proceeds from private placement of insider units	2,000,000
Payment of costs associated with initial public offering	(3,091,855)

Net cash provided by financing activities	74,058,145

Increase in cash	1,678,133

Cash, beginning of period	-

Cash, end of period	$1,678,133

NOTE 1 — ORGANIZATION AND BUSINESS OPERATIONS

China Fortune Acquisition Corp. (the “Company”) was incorporated in the Cayman Islands on August 18, 2006 as a blank check company whose objective is to acquire, through a stock exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in the People’s Republic of China.

All activity through July 23, 2007 relates to the Company’s formation and the public offering described below. The Company has selected December 31 as its fiscal year-end.

The registration statement for the Company’s public offering (“Offering”) was declared effective July 17, 2007. The Company consummated the offering on July 23, 2007 and received net proceeds of approximately $72,050,000 (Note 2) and $2,000,000 from the sale of Insider Units (Note 3). The Company’s management has broad discretion with respect to the specific application of the net proceeds of this Offering, although substantially all of the net proceeds of this Offering are intended to be generally applied toward consummating a business combination with an operating business that has its principal operations located in the People’s Republic of China (“Business Combination”). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. An amount of $72,375,000 (including $2,000,000 of proceeds from the Insider Units is being held in a trust account (“Trust Account”) and will be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 until the earlier of (i) the consummation of its first Business Combination and (ii) liquidation of the Company. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses and other entities it engages execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. The Company’s directors have agreed that they will be proportionally liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or by vendors or other entities that are owed money by the Company for services rendered contracted for or products sold to the Company. However, there can be no assurance that they will be able to satisfy those obligations. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

The Company, after signing a definitive agreement for the acquisition of a target business, is required to submit such transaction for shareholder approval. In the event that shareholders owning 30% or more of the shares sold in the Offering vote against the Business Combination and exercise their conversion rights described below, the Business Combination will not be consummated. All of the Company’s shareholders prior to the Offering, including all of the officers and directors of the Company (“Initial Shareholders”), have agreed to vote their 2,343,750 founding ordinary shares in accordance with the vote of the majority in interest of all other shareholders of the Company (“Public Shareholders”) with respect to any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

NOTE 1 — ORGANIZATION AND BUSINESS OPERATIONS (Continued)

With respect to a Business Combination which is approved and consummated, any Public Shareholder who voted against the Business Combination may demand that the Company convert his or her shares. The per share conversion price will equal the amount in the Trust Account, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of ordinary shares held by Public Shareholders at the consummation of the Offering. Accordingly, Public Shareholders holding 29.99% of the aggregate number of shares owned by all Public Shareholders may seek conversion of their shares in the event of a Business Combination. Such Public Shareholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares held by Initial Shareholders. Accordingly, a portion of the net proceeds from the Offering (29.99% of the amount held in the Trust Account, $21,705,266) has been classified as ordinary shares subject to possible conversion on the accompanying balance sheet.

The Company’s memorandum and articles of association provides that the Company will continue in existence only until July 23, 2009. If the Company has not completed a Business Combination by such date, its corporate existence will cease and it will dissolve and liquidate for the purposes of winding up its affairs. In the event of liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Fund assets) will be less than the initial public offering price per share in the Offering (assuming no value is attributed to the Warrants contained in the Units to be offered in the Offering discussed in Note 2).

Loss per share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

NOTE 2 —PUBLIC OFFERING

On July 23, 2007, the Company sold 9,375,000 units (“Units”) at a price of $8.00 per Unit in the Offering. Each Unit consists of one ordinary share of the Company and one Redeemable Purchase Warrant (“Warrants”). Each Warrant will entitle the holder to purchase from the Company one ordinary share at an exercise price of $6.00 commencing the later of the completion of a Business Combination and July 17, 2008 and expiring July 16, 2011. The Company may redeem the Warrants, at a price of $.01 per Warrant upon 30 days’ notice while the Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $11.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. If the Company redeems the Warrants as described above, management will have the option to require any holder that wishes to exercise his Warrant to do so on a “cashless basis.” In such event, the holder would pay the exercise price by surrendering his Warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants sold and issued in the Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

The Company paid the underwriters in the Offering an underwriting discount of 5.5% of the gross proceeds of the Offering and a non-accountable expense allowance of 0.5% of the gross proceeds of the Offering. However, the underwriters have agreed that 2.5% of the underwriting discounts will not be payable unless and until the Company completes a Business Combination and have waived their right to receive such payment upon the Company’s liquidation if it is unable to complete a Business Combination. Accordingly, the Company has recorded deferred underwriting fees of $1,875,000 on the accompanying balance sheet.

The Company also issued a unit purchase option, for $100, to EarlyBirdCapital, Inc. (“EBC”), the representative of the underwriters in the Offering, to purchase 400,000 Units at an exercise price of $10.00 per Unit. The Units issuable upon exercise of this option are identical to the Units sold in the Offering. The Company accounted for the fair value of the unit purchase option, inclusive of the receipt of the $100 cash payment, as an expense of the Offering resulting in a charge directly to shareholders’ equity. The Company estimated that the fair value of this unit purchase option was approximately $1.2 million ($2.99 per Unit) using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriter was estimated as of the date of grant using the following assumptions: (1) expected volatility of 42.88%, (2) risk-free interest rate of 4.74% and (3) expected life of 5 years. The Company will have no obligation to net cash settle the exercise of the unit purchase option or the Warrants underlying the unit purchase option. The holder of the unit purchase option will not be entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying Warrants, the unit purchase option or Warrants, as applicable, will expire worthless.

NOTE 3 — INSIDER UNITS

Simultaneously with the consummating of the Offering, one of the Initial Stockholders purchased 250,000 Units (“Insider Units”) at $8.00 per Unit (for an aggregate purchase price of $2,000,000) privately from the Company. All of the proceeds received from these purchases were placed in the Trust Account. The Insider Units purchased are identical to the Units sold in the Offering except that if the Company calls the Warrants for redemption, the warrants included in the Insider Units may be exercisable on a “cashless basis,” at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Warrants, as described above), so long as such securities are held by such purchaser or his affiliates. Furthermore, the purchaser has agreed that the Insider Units will not be sold or transferred by him until after the Company has completed a Business Combination.

NOTE 4 — NOTE PAYABLE, RELATED PARTY

The Company issued a $125,000 principal amount unsecured promissory note to Mr. Bo Yu, the Company’s Chairman and Chief Executive Officer. The note is non-interest bearing is payable on the earlier of September 1, 2007 or the consummation of the Offering. Due to the short-term nature of the note, the fair value of the note approximates its carrying amount.

NOTE 5 — COMMITMENTS

The Company presently occupies office space provided by an affiliate of the Company’s officers and directors. Such affiliate has agreed that, until the Company consummates a Business Combination or its liquidation, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate $7,500 per month for such services commencing on July 17, 2007.

Pursuant to letter agreements dated as of September 26, 2006 with the Company and EBC, the initial shareholders have waived their rights to receive distributions with respect to their founding shares upon the Company’s liquidation.

The Initial Shareholders and the holders of the Insider Units (or underlying securities) are entitled to registration rights with respect to their founding shares or Insider Units (or underlying securities) pursuant to an agreement dated as of July 17, 2007. The holders of the majority of the founding shares are entitled to make up to two demands that the Company register such shares. The holders of the majority of the founding shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of the Insider Units (or underlying securities) are entitled to demand that the Company register these securities at any time after the Company consummates a Business Combination. In addition, the Initial Shareholders and holders of the Insider Units (or underlying securities) have certain “piggy-back” registration rights on registration statements filed after the Company’s consummation of a Business Combination.

NOTE 5 — COMMITMENTS (Continued)

EBC has been engaged by the Company to act as the Company’s non exclusive investment banker in connection with a proposed Business Combination. For assisting the Company in structuring and negotiating the terms of a Business Combination, the Company will pay EBC a cash transaction fee equal to 1% of the total consideration paid in connection with the Business Combination, with a maximum fee to be paid of $750,000.

NOTE 6 — PREFERRED SHARES

The Company is authorized to issue 1,000,000 preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

The agreement with the underwriters prohibits the Company, prior to a Business Combination, from issuing preferred shares which participates in the proceeds of the Trust Account or which votes as a class with the ordinary shares on a Business Combination.